State of Delaware
Secretary of State
Division of Corporations
Delivered 04:57 PM 10/14/2019
FILED 04:57 PM 10/14/2019
SR 20197536187 - File Number 7654779

CERTIFICATE OF FORMATION
OF
Deuce Drone LLC

(A Delaware Limited Liability Company)

First: The name of the limited liability company is: Deuce Drone LLC

Second: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

IN WITNESS WHEREOF, the undersigned, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation on this October 14, 2019.

Harvard Business Services, Inc., Authorized Person
By: Michael J. Bell, President